Exhibit 99.2

June 21, 2007

Gary A Johnson
President/CEO/Chairman of the Board
20 Glover Avenue
Norwalk, CT 06850

Dear Gary,

As you know by now, Brencourt Advisors, LLC (“Brencourt”) is your largest shareholder with beneficial ownership of over 28% of Vertrue’s common stock7.  I am writing to you in response to the Board’s latest proxy filing dated June 12, 2007.  To be sure, this letter is not my preferred venue for communicating our position.  However, all calls to your office have gone unanswered.  Given your brazen attempts to stonewall us and to push through the acquisition by a group led by One Equity Partners (“One Equity”), I feel compelled to address the Company’s response to our letter in this open forum.

In its proxy statement, the Company asserted that “The Brencourt statement focused on certain specific assumptions underlying the analysis of Jefferies Broadview (“Broadview”), but did not point to any incorrect calculations or fundamental errors.”8  Clearly, the Board either did not read our letter or did not understand it.  The point we made in our first letter is that Broadview made major fundamental errors in their analysis in order to skew valuation to justify the One Equity bid of $48.50.  These errors include:

•	Use of a “size premium” in the WACC calculation
Broadview applied a “size premium” in order to boost the Company’s cost of equity and thereby lower the valuation.  As we highlighted in our original letter, we are baffled by this “size premium”.  It is not accepted financial theory to include such a premium.  Furthermore, we examined Ibbotson’s annual 2006 risk premium chart and noticed that he ascribes a 1% size premium to a $4 billion company, and a $0.68% size premium to a $16 billion company.  Why does a $16 billion company need a size premium, or a $650 million company for that matter?  The only reason we can come up with is that it artificially raises the cost of equity, which raises the WACC and allows Broadview to justify a lower valuation based on a Discounted Cash Flow (“DCF”) analysis.
•	Incorrect cost of debt
Broadview used a 9.25% cost of debt which is the coupon to the Company’s senior notes due 2014.  Again, to reiterate our prior letter, we would highlight that a company’s cost of debt is the yield on its fixed income securities, not its coupon.  The yield on the Company’s 9.25% senior notes was 7.0% before the transaction was even rumored, let alone announced.  That is the cost of debt, not the 9.25% coupon.  This is not a difference in assumptions as you claim; it is an outright error in their analysis.  Broadview’s error does, however, justify a higher WACC and a lower valuation, which seems to be the point of their fairness opinion.

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7 Brencourt contracted to purchase an additional 1,807,021 shares on June 20, 2007 subject to termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

8 Amendment #1 to Form PREM14A filed June 12, 2007.

•	Incorrect Market Premium
Broadview, in their base case, used a market premium of 7.8% to calculate the cost of equity.  We reiterate that such market premiums are vastly higher than the 5% premium currently being used in the market today.  Were we to use the Broadview market premium, no leveraged buyout today could be justified on a DCF basis.  Broadview’s market premium is out of touch with reality in today’s financial marketplace.

Likewise, we find it interesting that Broadview placed such faith in Ibbotson’s analysis of size premium, yet ignored its market premium data.  The Ibbotson analysis has a market premium of 6.3%, far lower than Broadview’s 7.8%.  Broadview seems to pick and choose the numbers from various analyses that increase the WACC and depress valuation.  That does not make sense unless they wanted to justify a proposed acquisition price, rather than judge its fairness.
•	Absurdly Low Terminal Value
Broadview uses a terminal multiple range of 6-7x EBITDA.  This multiple range is absurdly low.  It is based on their erroneous calculations of the WACC and terminal growth rate.  We have already demonstrated that Broadview’s WACC is too high.  Likewise, the terminal growth rate used is too low.  Broadview uses a terminal growth rate of only 2.5% to justify the $48.50 in the DCF analysis.  A 2.5% growth rate is on the low end of Broadview’s growth rate range.  Based on management’s projections and Lehman Brothers marketing book for the proposed acquisition and given the superior online platform that Vertrue has, the terminal growth rate should be at least 4%.  Based on FTN’s model, a more reasonable 4% growth rate would result in a present value of $61.41, 26.6% higher than the current offer.  Again, Broadview’s high WACC and low terminal growth rate only make financial sense if one is attempting to justify a low terminal value and a corresponding low acquisition price for the shares.9

Broadview was not the right company to advise Vertrue on this transaction.  In addition to the basic financial valuation mistakes they made, Broadview does not have the balance sheet or debt experience necessary to properly help the company secure the best price possible.  For example, tier 1 banks often provide staple financing as an M&A advisor to equity sponsors.  This gives equity sponsors the ability to run buyout scenarios because they have a stable source of financing.  It also creates a more competitive field of financing alternatives as other lenders try to improve financing terms to win the business.  This is something Broadview does not have the ability to do and it limited the field of potential buyers for the Company.

We also take issue with the Special Committee’s assertion that they had previously examined a leverage recapitalization with the assistance of FTN and decided that this transaction was the best alternative to maximizing shareholder value.  We were stunned to read that the Special Committee had placed so much reliance on FTN despite its lack of fixed income experience.  Of the 31 deals that FTN has advised on over the past two years, only one was a corporate bond offering.  And that was a mere $50 million issue for Pan-American Life Insurance Company on 10/18/05 - over 18 months ago!10  We fail to see how FTN was the best advisor to the Board in considering a leveraged recap when FTN’s forte seems to be in micro-cap PIPE transactions and equity issuances.  How could FTN properly assess what could be financed in the capital markets when they are not intimately involved in those markets on a day-to-day basis?

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9 The terminal multiple can be expressed as (1+g) / (WACC – g) where g is the terminal growth rate.  A low g lowers the numerator and increases the denominator (especially if the WACC is artificially high), thereby decreasing the terminal multiple.

10 Source:  Capital IQ

Brencourt, on the other hand, is involved in the debt markets on a day-to-day basis.  We know that the debt markets have learned a great deal about the Company’s business model from the Affinion transactions.  We also know that the market can appreciate the difference between Vertrue’s and Affinion’s business models.  To re-hash our first letter, Vertrue has a strong online platform while Affinion is in the early stages of developing one.  Vertrue has more diverse, high-growth platforms such as My Choice Medical and Neverblue, which Affinion does not.  Vertrue should have higher profit margins with double digit growth rates going forward due to its strong online position, in addition to the massive progress that can be made from integrating past acquisitions and trimming the SG&A line.

As such, we believe Vertrue is more attractive than Affinion and will have the cash flows to support more debt from a dividend recapitalization.  Using numbers from Lehman Brothers own presentation11, Vertrue can comfortably support up to $760 million of total debt.12  At that debt level, the Company could dividend up to $43 per share to existing shareholders while maintaining strong liquidity and significant free cash flow in excess of $25 million.  Based on this free cash flow profile, we think the back end equity would be worth in excess of $18 per share, for a pro forma share price of over $61.  Even your very own advisor, FTN, concurred that the pro forma share price from a much smaller leveraged dividend payment would be $60.13  How then are we, as owners of the company, expected to believe the Board’s assertion that the proposed acquisition price of $48.50 is the best way to maximize value when even your own advisors believe that the value is higher?  And why do we need One Equity to effectuate something we can do ourselves?

We realize the Board is reluctant to pursue such a strategy given the problems the Company has had in the past in tapping the debt markets.  Those problems, however, were 3 years ago.  Since then, the debt markets have become more receptive to companies like Vertrue.  Witness how Affinion, a company with lower growth prospects, has been able to lever up to similar levels.  We know that Vertrue could do the same.

We acknowledge that the Board has been concerned about regulatory risks that all membership program firms face.  However, it is something that the investment community is aware of and has discounted into the valuation of the company.  It is something that One Equity has certainly factored into their analysis.  Lehman Brothers is willing to underwrite 6.4x 2007E EBITDA to One Equity in the face of this regulatory risk.  Finally, capital markets were receptive to 6.4x leverage for Affinion despite this regulatory risk.  Why should the markets not be open to Vertrue when the company excels with best practice programs and has historically worked with state attorney generals to comply with state regulations?

At this point I would like to remind you that the Board still works for the shareholders of this company and that we, as major shareholders, are aware of our legal rights.  Should you persist in these tactics designed to transfer long-term value from shareholders to management and private equity interests, we will be forced to nominate a new Board ahead of the next shareholder meeting that can properly represent shareholders’ long-term interests.

Sincerely,

/s/ William L. Collins
William L. Collins
Chairman and Chief Executive Officer
Brencourt Advisors, LL

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11 Vertrue Presentation to Lenders, Lehman Brothers, June 2007

12 Consists of $630 million of funded debt plus $100 million incremental facility for general corporate purposes and $30 million for the revolving credit facility

13“Strategic Alternatives Discussion Materials” FTN Investment Banking, February 12, 2007